                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                Amendment No. 7


                           Neuromedical Systems, Inc.
                   -----------------------------------------
                                (Name of Issuer)



                    Common Stock, par value $0.0001 per share
                   -----------------------------------------
                         (Title of Class of Securities)


                                   64124H109
                   -----------------------------------------
                                 (CUSIP Number)



                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
                        --------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 25, 1998
                   -----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]



                               Page 1 of 14 pages

- ------------------------
CUSIP NO.
64124H109
- ------------------------
- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    Goldman, Sachs & Co.
- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]
- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

        WC;OO
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                       [X]
- --------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

        New York
- --------------------------------------------------------------------------------
Number of           7.  Sole Voting Power
Shares
Beneficially                 0
Owned By            ----------------------------
Each                8.  Shared Voting Power
Reporting
Person With                  7,700,249
                    ----------------------------
                    9.  Sole Dispositive Power

                             0
                    ----------------------------
                    10. Shared Dispositive Power

                             7,700,249
                    ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          7,700,249
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

          24.8%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

              BD-PN-IA
- --------------------------------------------------------------------------------



                               Page 2 of 14 pages

- ------------------------
CUSIP NO.
64124H109
- ------------------------
- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    The Goldman Sachs Group, L.P.
- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]
- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

        AF;OO
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                       [ ]
- --------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

        Delaware
- --------------------------------------------------------------------------------
Number of          7.  Sole Voting Power
Shares
Beneficially                140,000
Owned By           -----------------------------
Each               8.  Shared Voting Power
Reporting
Person With                 7,700,249
                   -----------------------------
                   9.  Sole Dispositive Power

                            140,000
                   -----------------------------
                   10. Shared Dispositive Power

                            7,700,249
                   -----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          7,840,249
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

          25.2%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

              HC-PN
- --------------------------------------------------------------------------------



                               Page 3 of 14 pages

- ------------------------
CUSIP NO.
64124H109
- ------------------------

- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    GS Advisors, L.P.
- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]
- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

        AF
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                       [ ]
- --------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

        Delaware
- --------------------------------------------------------------------------------
Number of          7.  Sole Voting Power
Shares
Beneficially                0
Owned By           ---------------------------
Each               8.  Shared Voting Power
Reporting
Person With                 5,371,758
                   ---------------------------
                   9.  Sole Dispositive Power

                            0
                   ---------------------------
                   10. Shared Dispositive Power

                            5,371,758
                   ---------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          5,371,758
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

          17.3%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

              PN
- --------------------------------------------------------------------------------



                               Page 4 of 14 pages

- ------------------------
CUSIP NO.
64124H109
- ------------------------
- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    GS Capital Partners, L.P.
- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]
- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

        WC
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                       [ ]

- --------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

        Delaware
- --------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares
Beneficially             0
Owned By        ----------------------------
Each            8.  Shared Voting Power
Reporting
Person With              5,371,758
                ----------------------------
                9.  Sole Dispositive Power

                         0
                ----------------------------
                10. Shared Dispositive Power

                         5,371,758
                ----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          5,371,758
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

          17.3%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

         PN
- --------------------------------------------------------------------------------



                               Page 5 of 14 pages

- ------------------------
CUSIP NO.
64124H109
- ------------------------
- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    Stone Street Fund 1993, L.P.
- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]
- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

        WC
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                       [ ]
- --------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

        Delaware
- --------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares
Beneficially             0
Owned By        ---------------------------
Each            8.  Shared Voting Power
Reporting
Person With              634,673
                ---------------------------
                9.  Sole Dispositive Power

                         0
                ---------------------------
                10. Shared Dispositive Power

                         634,673
                ---------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          634,673
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

          2.0%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

                PN
- --------------------------------------------------------------------------------



                               Page 6 of 14 pages

- ------------------------
CUSIP NO.
64124H109
- ------------------------
- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    Bridge Street Fund 1993, L.P.
- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]
- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

        WC
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                       [ ]
- --------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

        Delaware
- --------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares
Beneficially             0
Owned By        -----------------------------
Each            8.  Shared Voting Power
Reporting
Person With              708,268
                -----------------------------
                9.  Sole Dispositive Power

                         0
                -----------------------------
                10. Shared Dispositive Power

                         708,268
                -----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          708,268
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

          2.3%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

               PN
- --------------------------------------------------------------------------------



                               Page 7 of 14 pages

- ------------------------
CUSIP NO.
64124H109
- ------------------------
- --------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or  I.R.S. Identification No. of  Above Person

    Stone Street Resource Corp.
- --------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group
                                                   (a) [ ]
                                                   (b) [ ]
- --------------------------------------------------------------------------------
3.  SEC Use Only

- --------------------------------------------------------------------------------
4.  Source of Funds

        AF
- --------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                       [ ]
- --------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

        Delaware
- --------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares
Beneficially             0
Owned By        ------------------------------
Each            8.  Shared Voting Power
Reporting
Person With              1,342,941
                ------------------------------
                9.  Sole Dispositive Power

                         0
                ------------------------------
                10. Shared Dispositive Power

                         1,342,941
                ------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          1,342,941
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

          4.3%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

              CO
- --------------------------------------------------------------------------------



                               Page 8 of 14 pages

                              AMENDMENT NO. 7 TO
                                  SCHEDULE 13D
                        RELATING TO THE COMMON STOCK OF
                           NEUROMEDICAL SYSTEMS, INC.


     GS Capital Partners, L.P. ("GS Capital"), GS Advisors, L.P. ("GS Advisors, L.P."), Stone Street Fund 1993, L.P. ("Stone Street"), Bridge Street Fund 1993, L.P. ("Bridge Street" and together with GS Capital and Stone Street, the "Limited Partnerships"), Stone Street Resource Corp. ("Resource"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group", and together with GS Capital, GS Advisors, L.P., Stone Street, Bridge Street, Resource and Goldman Sachs, the "Filing Persons")/1/ hereby amend the statement on Schedule 13D filed with respect to the common stock, par value $.0001 per share (the "Common Stock"), of Neuromedical Systems, Inc., a Delaware corporation (the "Company"), as most recently amended by Amendment No. 6 thereto filed September 1, 1998 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

     This Amendment No. 7 is being filed to report a decrease in the percentage of the outstanding shares of Common Stock which may be deemed to be beneficially owned by the Filing Persons which change was solely as a result of a decrease in the number of shares of Common Stock held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both ("Managed Accounts"). Goldman Sachs and GS Group disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts.

- ------------------
/1/Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.



                               Page 9 of 14 pages

Item 3 is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     Schedule IV hereto sets forth transactions in the Common Stock which have been effected during the period from August 29, 1998 through September 25, 1998, all of which were effected in the ordinary course of business of Goldman Sachs. The total consideration (exclusive of commissions) for shares of Common Stock purchased during this period was approximately $52,707.81. Funds for ordinary course trading purchases came from working capital of Goldman Sachs. Funds for the purchase of shares of Common Stock held in Managed Accounts came from client funds.


Item 5 is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     (a) As of September 25, 1998, GS Capital beneficially owned, and GS Advisors may be deemed to have beneficially owned, an aggregate of 5,371,758 shares of Common Stock, representing in the aggregate approximately 17.3% of the shares of the Common Stock reported to be outstanding as of August 7, 1998 in the Company's most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (the "Company's 10-Q").

     As of September 25, 1998, Stone Street beneficially owned an aggregate of 634,673 shares of Common Stock, representing in the aggregate approximately 2.0% of the shares of Common Stock reported to be outstanding as of August 7, 1998 in the Company's 10-Q.

     As of September 25, 1998, Bridge Street beneficially owned an aggregate of 708,268 shares of Common Stock, representing in the aggregate approximately 2.3% of the shares of Common Stock reported to be outstanding as of August 7, 1998 in the Company's 10-Q.

     As of September 25, 1998, Resource may be deemed to have beneficially owned an aggregate of 1,342,941 shares of Common Stock, which are owned by Stone
Street and Bridge Street as described above, representing in the aggregate approximately 4.3% of the shares of Common Stock reported to be outstanding as of August 7, 1998 in the Company's 10-Q.

     As of September 25, 1998, Goldman Sachs may be deemed to have beneficially owned an aggregate of 7,700,249 shares of Common Stock, including (i) the shares of Common Stock beneficially owned by the Limited Partnerships described above,
(ii) 2,050 shares of Common Stock acquired in ordinary course trading activities and (iii) 983,500 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 24.8% of the Common Stock reported to be outstanding as of August 7, 1998 in the Company's 10-Q.

     As of September 25, 1998, GS Group may be deemed to have beneficially owned an aggregate of 7,840,249 shares of Common Stock, including (i) the shares of Common Stock beneficially owned by Goldman Sachs, (ii) 125,000 shares of Common Stock owned by GS Group and (iii) 15,000 Directors Options, representing in the aggregate approximately 25.2% of the shares of Common Stock reported to be outstanding as of August 7, 1998 in the Company's 10-Q.



                              Page 10 of 14 pages

     GS Group and Goldman Sachs disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than GS Group, Goldman Sachs or their affiliates and (ii) shares of Common Stock held in Managed Accounts.

     None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A or II-B hereto, beneficially owns any shares of Common Stock as of September 25, 1998 other than as set forth herein.

     (c) Schedule IV sets forth transactions in the Common Stock which have been effected during the period from August 29, 1998 through September 25, 1998, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions in the Common Stock, described in Schedule IV, were effected in the NASDAQ National Market. The total consideration (exclusive of commissions) for the shares of Common Stock purchased during this period was approximately $52,707.81.

     Except as set forth on Schedule IV, no transactions in the Common Stock were effected by Filing Persons, or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A or II-B hereto, during the period from August 29, 1998 through September 25, 1998.



                               Page 11 of 14 pages

                                     SIGNATURE
                                     ---------


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 1, 1998



                                    GOLDMAN, SACHS & CO.

                                    By:/s/ Hans-Linhard Reich
                                       ---------------------------
                                    Name:  Hans-Linhard Reich
                                    Title: Attorney-in-fact


                                    THE GOLDMAN SACHS GROUP, L.P.

                                    By:/s/ Hans-Linhard Reich
                                       ---------------------------
                                    Name:  Hans-Linhard Reich
                                    Title: Attorney-in-fact


                                    GS ADVISORS, L.P.

                                    By:/s/ Hans-Linhard Reich
                                       ---------------------------
                                    Name:  Hans-Linhard Reich
                                    Title: Attorney-in-fact


                                    GS CAPITAL PARTNERS, L.P.

                                    By:/s/ Hans-Linhard Reich
                                       ---------------------------
                                    Name:  Hans-Linhard Reich
                                    Title: Attorney-in-fact


                                    STONE STREET FUND 1993, L.P.

                                    By:/s/ Hans-Linhard Reich
                                       ---------------------------
                                    Name:  Hans-Linhard Reich
                                    Title: Attorney-in-fact


                                    BRIDGE STREET FUND 1993, L.P.

                                    By:/s/ Hans-Linhard Reich
                                       ---------------------------
                                    Name:  Hans-Linhard Reich
                                    Title: Attorney-in-fact


                                    STONE STREET RESOURCE CORP.

                                    By:/s/ Hans-Linhard Reich
                                       ---------------------------
                                    Name:  Hans-Linhard Reich
                                    Title: Attorney-in-fact



                               Page 12 of 14 pages

                                   SCHEDULE IV
                                   -----------
                           Neuromedical Systems, Inc.
                               Cusip No. 64124H109

    Purchases     Sales          Price      Trade Date  Settlement Date
- --------------------------------------------------------------------------------
                  5,000         0.53125      1-Sep-98     4-Sep-98
      5,000                     0.53125      1-Sep-98     4-Sep-98
      2,600                     0.5          1-Sep-98     4-Sep-98
      5,000                     0.53125      1-Sep-98     4-Sep-98
                  5,000         0.53125      1-Sep-98     4-Sep-98
                  2,600         0.5          1-Sep-98     4-Sep-98
      1,000                     0.46375      2-Sep-98     8-Sep-98
      1,000                     0.5          2-Sep-98     8-Sep-98
      1,900                     0.53125      2-Sep-98     8-Sep-98
                  1,400         0.5          2-Sep-98     8-Sep-98
      2,400                     0.5          2-Sep-98     8-Sep-98
                  2,000         0.53125      2-Sep-98     8-Sep-98
                  1,500         0.5          2-Sep-98     8-Sep-98
                  1,000         0.4375       3-Sep-98     9-Sep-98
                  1,000         0.5          3-Sep-98     9-Sep-98
        404                     0.4375       3-Sep-98     9-Sep-98
                    300         0.53125      4-Sep-98    10-Sep-98
      1,202                     0.53125      4-Sep-98    10-Sep-98
      1,000                     0.5          4-Sep-98    10-Sep-98
                  5,000         0.53125      4-Sep-98    10-Sep-98
                    358         0.53125      4-Sep-98    10-Sep-98
                  1,000         0.4375       4-Sep-98    10-Sep-98
      5,000                     0.53125      4-Sep-98    10-Sep-98
                  2,000         0.4375       8-Sep-98    11-Sep-98
      2,000                     0.4375       8-Sep-98    11-Sep-98
      3,000                     0.4375      14-Sep-98    17-Sep-98
      5,000                     0.5         14-Sep-98    17-Sep-98
                  2,000         0.5         14-Sep-98    17-Sep-98
                  6,000         0.5         14-Sep-98    17-Sep-98
      3,480                     0.4375      15-Sep-98    18-Sep-98
      1,000                     0.40625     15-Sep-98    18-Sep-98
                  8,000         0.4375      15-Sep-98    18-Sep-98
      4,520                     0.4375      15-Sep-98    18-Sep-98
                  1,000         0.40625     15-Sep-98    18-Sep-98
                  5,000         0.375       16-Sep-98    21-Sep-98
      1,000                     0.375       16-Sep-98    21-Sep-98
                  1,000         0.4375      16-Sep-98    21-Sep-98
      1,000                     0.40625     16-Sep-98    21-Sep-98
     30,000                     0.375       16-Sep-98    21-Sep-98
                 10,000         0.46875     16-Sep-98    21-Sep-98
                  1,000         0.40625     16-Sep-98    21-Sep-98
                  1,500         0.40625     16-Sep-98    21-Sep-98
                  1,000         0.40625     16-Sep-98    21-Sep-98
                    500         0.375       16-Sep-98    21-Sep-98
                  1,000         0.40625     16-Sep-98    21-Sep-98
                  1,000         0.40625     16-Sep-98    21-Sep-98
     15,000                     0.375       16-Sep-98    21-Sep-98



                               Page 13 of 14 pages

    Purchases     Sales          Price      Trade Date  Settlement Date
- --------------------------------------------------------------------------------
                  2,500         0.375       16-Sep-98    21-Sep-98
                    500         0.40625     16-Sep-98    21-Sep-98
      3,800                     0.40625     16-Sep-98    21-Sep-98
      1,000                     0.375       16-Sep-98    21-Sep-98
                  1,000         0.375       16-Sep-98    21-Sep-98
                  2,000         0.375       16-Sep-98    21-Sep-98
      1,000                     0.375       16-Sep-98    21-Sep-98
      1,000                     0.40625     16-Sep-98    21-Sep-98
      6,000                     0.375       16-Sep-98    21-Sep-98
                  1,000         0.40625     16-Sep-98    21-Sep-98
                  1,500         0.375       16-Sep-98    21-Sep-98
        700                     0.40625     16-Sep-98    21-Sep-98
                 30,000         0.4375      16-Sep-98    21-Sep-98
      4,000                     0.40625     16-Sep-98    21-Sep-98
                  4,000         0.40625     16-Sep-98    21-Sep-98
                  2,700         0.375       18-Sep-98    23-Sep-98
      1,000                     0.40625     18-Sep-98    23-Sep-98
      1,000                     0.35        18-Sep-98    23-Sep-98
                  1,000         0.40625     18-Sep-98    23-Sep-98
      2,250                     0.35        18-Sep-98    23-Sep-98
      3,000                     0.372       18-Sep-98    23-Sep-98
                    800         0.375       18-Sep-98    23-Sep-98
                  1,000         0.375       18-Sep-98    23-Sep-98
                  2,000         0.375       18-Sep-98    23-Sep-98
                  2,000         0.375       21-Sep-98    24-Sep-98
      2,000                     0.372       21-Sep-98    24-Sep-98
                  1,000         0.34375     22-Sep-98    25-Sep-98
                  1,000         0.375       22-Sep-98    25-Sep-98
      1,000                     0.3125      22-Sep-98    25-Sep-98
      1,000                     0.3125      22-Sep-98    25-Sep-98
        500                     0.25        23-Sep-98    28-Sep-98
      2,000                     0.28125     24-Sep-98    29-Sep-98
                  1,800         0.28125     25-Sep-98    30-Sep-98
                  1,400         0.29688     25-Sep-98    30-Sep-98
      4,000                     0.28125     25-Sep-98    30-Sep-98
                  1,000         0.28125     25-Sep-98    30-Sep-98
                  2,000         0.4375       8-Sep-98    11-Sep-98
                 12,500         0.5          2-Sep-98     8-Sep-98
                 23,000         0.3125      22-Sep-98    25-Sep-98
                 15,000         0.28125     25-Sep-98    30-Sep-98
                  7,500         0.5          4-Sep-98    10-Sep-98
                  2,500         0.5         14-Sep-98    17-Sep-98
                 20,000         0.4375      14-Sep-98    17-Sep-98
                 50,000         0.375       16-Sep-98    21-Sep-98
                 20,000         0.375       18-Sep-98    23-Sep-98
                 17,000         0.3125      22-Sep-98    25-Sep-98
                 23,500         0.5          2-Sep-98     8-Sep-98
                  3,000         0.5          3-Sep-98     9-Sep-98
                  8,500         0.5          4-Sep-98    10-Sep-98
                 20,000         0.375       16-Sep-98    21-Sep-98
                 18,500         0.375       16-Sep-98    21-Sep-98
                 10,000         0.375       18-Sep-98    23-Sep-98
                 10,000         0.375       18-Sep-98    23-Sep-98
                 11,500         0.375       16-Sep-98    21-Sep-98
                 11,500         0.28125     25-Sep-98    30-Sep-98
                  6,000         0.5          8-Sep-98    11-Sep-98
                 12,500         0.28125     25-Sep-98    30-Sep-98
                 11,500         0.5          8-Sep-98    11-Sep-98
                  2,500         0.5         14-Sep-98    17-Sep-98
                  1,000         0.28125     25-Sep-98    30-Sep-98



                               Page 14 of 14 pages